UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):      ☐  Form 10-K     ☐  Form 20-F     ☐  Form 11-K     ☑  Form 10Q     ☐  Form N-SAR     ☐  Form N-CSR

For Period Ended:     June 30, 2014.

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SARFor the

Transition Period Ended: Not applicable.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

INTELLIGENT LIVING INC.
Full Name of Registrant
FEEL GOLF INC.
Former Name if Applicable
80 SW 8TH STREET, SUITE 1870
Address of Principal Executive Office (Street and Number)
MIAMI	FL 33130
City	State and Zip Code

__________

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
x	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N- SAR of Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant's quarterly report for the period ended June 30, 2014 could not be filed within the prescribed time period due to the Registrant requiring additional time to prepare and review the Registrant’s financial statements.  Such delay could not be eliminated by the Registrant without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Registrant will file its Form 10-Q no later than fifth calendar days following the prescribed due date.

__________

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contract in regard to this notification.

Paul Favata	(866)	326-3000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding

12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).            x Yes            o No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?             ¨ Yes            x No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTELLIGENT LIVING INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2014	By: /S/ Paul Favata
Paul Favata, President, Principal Executive Officer